Exhibit 99.2

Fortuna reports results of Annual General Meeting

Vancouver, June 19, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) hereby announces the voting results at the Company’s annual general meeting held on June 18, 2020.

A total of 74,313,716 common shares were represented at the meeting, being 46.22% of the Company’s issued and outstanding shares as at the record date. Shareholders voted in favour of all matters brought before the meeting including the appointment of auditors, the election of management’s nominees as directors, and the renewal of the Company’s 2.25% Share Unit Plan and the unallocated entitlements thereunder.

Detailed results of the votes on the election of directors are as follows:

Director	Votes For		Votes Withheld

Jorge Ganoza Durant	35,045,284	(98.05%)	696,068	(1.95%)
Simon Ridgway	27,522,663	(77.01%)	8,218,689	(22.99%)
Mario Szotlender	34,382,613	(96.20%)	1,358,739	(3.80%)
David Farrell	34,022,458	(95.19%)	1,718,894	(4.81%)
David Laing	34,987,963	(97.89%)	753,389	(2.11%)
Alfredo Sillau	34,992,973	(97.91%)	748,379	(2.09%)
Kylie Dickson	34,972,983	(97.85%)	768,369	(2.15%)

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0